

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

<u>Via E-mail</u>
Berke Bakay
Executive Chairman of the Board of Directors
Lone Oak Acquisition Corporation
5524 E. Estrid Ave.
Scottsdale, AZ 85254

> **Re: Lone Oak Acquisition Corporation**
> **Amendment No. 2 to Schedule TO-I**
> **Filed November 22, 2013**
> **File No. 005-86157**

Dear Mr. Bakay:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

<u>General</u>

1. Please provide us with an analysis as to how you will comply with Regulation M with respect to the tender offer and the contemplated distributions of your common stock in connection with the proposed combination with Arabella. As part of your analysis, please tell us whether all required approvals of the combination by the Arabella equity holders had been obtained prior to the first announcement of the tender offer. In this regard, we note Section 4.2 of the Purchase Agreement filed as Exhibit 4.1 to the 6-K filed on October 25, 2013 where Arabella represents and warrants that "[p]romptly following the execution of this Agreement, [Arabella] will…recommend to [Arabella's]

Stockholders the approval and adoption of this Agreement, the Additional Agreements and the other transactions contemplated hereby and thereby, including the Merger." We also note Section 9.1(a) of the Purchase Agreement makes such Stockholder consent a condition to closing.

Offer to Purchase

Summary, page 10

2. We note your response to prior comment 6. Please revise your disclosure on page 12 to discuss how the exercise of outstanding warrants could impact control of the company when the provisions of the Voting Agreement regarding election of directors terminate.

Risk Factors, page 19

3. Comment 10 of our November 15, 2013 letter asked that you "add a risk factor which discloses the lack of operating experience and discusses the associated risks." You responded with Texas Railroad Commission production reports through September, 2013 that designate you as operator and comprise about two dozen well-months of production operations. We re-issue our comment to amend your document to add a risk factor which discloses the relatively low level of operating experience and discusses the associated risks.

Business, page 49

Overview, page 50

4. In prior comment 21, we asked that you furnish to us engineering items specified in paragraphs a), b), c) and d). We have received a) and b), but not c) and d). Please furnish to us:

   c) Individual income forecasts and producing rate extrapolations for all the wells/locations in the proved developed, proved undeveloped and unproved categories. Please ensure that these schedules include well count, cumulative production and EUR figures;

   d) Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance with maps) for each of the two largest wells/locations in the proved developed, proved undeveloped, probable and possible categories (8 entities in all) as well as the AFE/capital cost inventory for each of the two PUD and unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots. Address whether unproved reserves are attributed to properties without proved reserves.

Please contact us for any required clarification.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Area History, page 57

5. In response to our prior comment 27, you provided a U.S. Geological Survey document. We could detect no support for your statement that the Wolfbone oil in place is 350 billion barrels (100 MMBO/square miles x 3,500 square miles). Please amend your document to remove this statement or explain to us why you believe the material provided supports this statement.

Geology, page 58

6. In comment 28 of our November 15, 2013 letter, we asked that you support your statement "The wells in the four zones are capable of producing at initial rates exceeding 1,000 BOPD." You responded with the initial potential 24 hour flow rates for over 200 wells. Since all these flow rates are in barrel of oil equivalent ("BOE") units (i.e. natural gas flow is included at 6 MCFG/BO), all 203 actual oil flow rates appear to be less than 1000 BOPD except for one. Please amend your document by deleting this statement.

Evaluation and Review of Reserves, page 60

7. The third party reserve reports which you filed per our prior comment 30 should comply with Item 1202(a)(8) of Regulation S-K. Please file reports that present: (ii) The date on which the report was completed; (iii) The proportion of the registrant's total reserves covered by the report; (iv) A statement that the assumptions, data, methods, and procedures employed are appropriate for the purpose served by the report; (viii) A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to

prepare the report; (x) Technical qualifications of the principal engineer (from Item 1202(a)(7)).

8. In response to our prior comment 31, you revised table on page 63.. However, the units for natural gas are MBOE even though it appears the units should be MMCF. If true, please amend your document to correct this.

9. In your response 34 to our prior comment, you added a reserve table on page 62. However, your designations of probable and possible reserves should be revised to specify the volumes for probable developed, probable undeveloped, possible developed and possible undeveloped reserves as prescribed by Regulation S-K, Items 1202(a)iv, 1202(a)v, 1202(a)vi, 1202(a)vii. Please amend your document to comply with Regulation S-K.

10. In your response to our comment 36, you disclosed on page 63, "Arabella believes Arabella will continue to realize cost savings and experience lower relative drilling and completion costs as Arabella convert PUDs into proved developed reserves in upcoming years." Please note that these anticipated lower drilling and completion costs should not be incorporated into your proved reserves estimates effective August 31, 2013. If there were so incorporated, please revise your estimates accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Loan Oak, page 88

11. We note your response to prior comment 39, and your new disclosure on page 89 that "Lone Oak believes that Arabella was the best merger candidate to create value for Lone Oak's shareholders." Please revise to disclose why Lone Oak holds such belief.

The Offer, page 109

Determination of Validity…, page 115

12. We note your response to prior comment 50. Please eliminate the impermissible waiver appearing in second to last sentence of the first paragraph on page 115. Please also clarify the meaning of the last sentence of that paragraph.

Conditions of the Offer, page 118

13. We note your response to prior comment 51. Please clarify whether it is a condition to the offer that "either" or "both" of the first two bulleted events on page 118 must have not occurred.

Security Ownership of Certain Beneficial Owners and Management, page 123

14. We note your disclosure that the table assumes no shares will be issued pursuant to the earnout payment. However, it appears that the number of ordinary shares outstanding post-acquisition, as reflected in notes (3) and (4), assumes issuance of the earnout payment. Please revise your filing to present the information regarding beneficial ownership post-acquisition to assume that no shares will be issued pursuant to the earnout payment. In that regard, we note that the earnout payment is subject to earnout thresholds to be met in future periods.

15. We note your disclosure in notes (3) and (4) that the number of ordinary shares outstanding post-acquisition takes into account the warrants which become exercisable upon close of the Merger. Please revise notes (3) and (4) to clarify, if true, that the ordinary shares underlying the warrants are only deemed to be outstanding for the purpose of computing the percentage of the class owned by the person holding the warrants, and not for the purpose of computing the percentage of the class owned by any other person.

Financial Statements - Arabella Exploration LLC, page F-27

Interim

Note 5 - Related Party Transactions, page F-34

16. We have read your response to prior comment 55 indicating you have not followed the guidance in FASB ASC 805-50-45 because there were no sales or costs of sales related to the properties transferred to you during the period that these were under common control. However, we do not see where you have identified an accommodation in the guidance based on this criteria.

If you believe that recasting prior periods should not be required because the expenses and cash flows related to such properties were not significant, please quantify such amounts for each period, and submit the details that would otherwise impact your financial reporting, including the oil and gas reserves and the standardized measure for 2011 and 2012; and explain why you do not believe the effects of recasting would be material to the Statements of Operations, Statements of Cash Flows, and Balance Sheets.

Unaudited Condensed Combined Pro Forma Financial Information, page F-50

17. We note your response to prior comment 58 wherein you reference various limitations on the ability of the board of directors to act without the approval of non-Arabella designees. Please clarify the extent to which the non-Arabella designees can effectively participate in either of the following corporate actions: selecting, terminating, and setting the

compensation of management responsible for implementing policies and procedures; establishing operating and capital budgets, in the ordinary course of business.

18. We note your response to prior comment 59 which indicates you have reported pro forma reserves and a standardized measure on page F-61. However, it appears you have included only the historical reserves as of December 31, 2012 and August 31, 2013. Please revise to include the pro forma disclosure of reserves and the standardized measure, based on the disclosures required by FASB ASC 932-235-50-3 through 932-235-50-11B and FASB ASC 932-235-50-29 through 932-235-50-36, incorporating the significant changes in reserves that have occurred subsequent to December 31, 2012, as reported on page 62 of your filing. Please also address the conveyance noted in the subsequent events note, indicating additional properties were transferred after June 30, 2013.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

                            Sincerely,

                            /s/H. Roger Schwall

                            H. Roger Schwall
                            Assistant Director

cc: <u>Via E-mail</u>
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP